Exhibit 99.1

RECON TECHNOLOGY, LTD.

Room 601, No. 1 Shui’an South Street

Chaoyang District, Beijing 100012

People’s Republic of China

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Trading Symbol: RCON)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 15, 2025

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Recon Technology, Ltd. (the “Company”, “Recon”, “we”, “us” or “our” ) will be held at the Company’s headquarters at Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing, 100012, People’s Republic of China on May 15, 2025 at 10:00 a.m. (Beijing time).

Only holders of ordinary shares of record on the close of business on March 26, 2025 (the “Record Date”) or their proxy holders are entitled to vote at the AGM or any adjournment or postponements thereof. Each Class A ordinary shareholder has one vote for each ordinary share, and each Class B ordinary shareholder has fifteen votes for each ordinary share, held as of the close of business on the record date.

Votes shall be counted on a poll basis, with each Class A ordinary share carrying one vote and each Class B ordinary share carrying fifteen votes. At the AGM, the following resolutions will be considered and voted upon, noting that where certain square brackets are shown below, the intention is to confirm such missing information at the AGM once approved by the Shareholders:

1.	RESOLVED, as an ordinary resolution:

THAT the following individuals be appointed as Class III members of the board of directors of the Company (the “Board”), to serve a term expiring at the first Annual General Meeting of the Company held following the end of the fiscal year ending June 30, 2027, or until their successors are duly elected and qualified;

1.a.	Shenping Yin

1.b.	Guangqiang Chen

1.c	Jia Liu

2.	RESOLVED as an ordinary resolution:

THAT the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2025 be ratified, confirmed and approved in all respects.

3.	RESOLVED as an ordinary resolution:

THAT any other business properly coming before the meeting or any adjournment or postponements thereof be transacted.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at www.recon.cn, or by writing to Investor Relations, Recon, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing, 100012, People’s Republic of China, or by sending an email to info@recon.cn.

Regardless of the number of shares that you own, your vote is very important. Even if you plan to attend the AGM or adjourned meetings in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company no later than 10:00 a.m. on May 14, 2025 (New York City time) so that your shares will be represented and may be voted at the AGM and/or any adjourned meetings. If you receive more than one proxy card because you own shares that are registered in different names, please vote all of your shares shown on all of your proxy cards in accordance with the instructions set forth on the proxy card.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the AGM or the adjourned meetings and vote your shares in person. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the AGM or the adjourned meetings in person, you must obtain from the record holder a proxy issued in your name.

If you submit your proxy card without indicating how you wish to vote, the shares represented by your proxy card will be voted FOR all the above special and ordinary resolutions.

If you have any questions or need assistance in voting your shares, please contact Jia Liu, by telephone at +8610-84945799, or email at info@recon.cn.

Notes:

1. If a share is held jointly by two or more persons, the vote of the holder whose name appears first in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

3. A proxy need not be a member (registered shareholder) of the Company.

4. The Chairman of the meeting may at his discretion direct that a proxy card shall be deemed to have been duly deposited. A proxy card that is not deposited in the manner permitted shall be invalid.

5. Votes given in accordance with the terms of a duly executed proxy card shall be valid notwithstanding the death or insanity of the principal prior to the AGM or adjourned meetings or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing, 100012, People’s Republic of China, before the commencement of the AGM, or adjourned meeting at which it is sought to use the proxy.

By Order of the Board of Directors,
Recon Technology, Ltd.

/s/ Shenping Yin
Shenping Yin
Chief Executive Officer

Beijing, China

March 27, 2025

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the Annual Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding its Annual Meeting to elect three Class III directors, to ratify the appointment of the Company’s auditors, and to transact any business that may properly come before the meeting.

We have included in this proxy statement important information about the Annual Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the applicable shareholder meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q: What proposals are the shareholders being asked to consider?

A: The shareholders are being asked:

1.a	By ordinary resolution, to elect as a Class III member of the board of directors (the “Board”), Mr. Shenping Yin, to serve a term expiring at the first Annual General Meeting of the Company held following the end of the fiscal year ending June 30, 2027, or until his successor is duly elected and qualified;

1.b	By ordinary resolution, to elect as a Class III member of the Board, Mr. Guangqiang Chen, to serve a term expiring at the first Annual General Meeting of the Company held following the end of the fiscal year ending June 30, 2027, or until his successor is duly elected and qualified;

1.c	By ordinary resolution, to elect as a Class III member of the Board, Mrs. Jia Liu, to serve a term expiring at the first Annual General Meeting of the Company held following the end of the fiscal year ending June 30, 2027, or until her successor is duly elected and qualified;

2.	By ordinary resolution, to ratify the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2025;

8.	By ordinary resolution, to transact any other business properly coming before the meeting.

Q: What are the recommendations of the Board?

A: The Board has determined that the elections of the three Class III nominees of the Board, the ratification of the appointment of the company’s auditors are advisable and in the best interests of the Company and its shareholders and have unanimously approved the proposal described herein. The Board unanimously recommends that the shareholders vote “FOR” the election of the three Class III director nominees and “FOR” the other proposals.

Q: When and where will the Annual Meeting be held?

A: The Annual Meeting will be held on May 15, 2025 at 10:00 a.m., Beijing Time (10:00 p.m. ET on May 14, 2025), at Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

Q: Who is entitled to vote at the Annual Meeting?

A: The record date for the Annual Meeting is March 26, 2025. Only holders of Class A ordinary shares, and/or Class B ordinary shares, of the Company as of the close of business on the record date are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

Q: What constitutes a quorum for the Annual Meeting?

A: At the Annual Meeting, the presence in person or by proxy of one-third (1/3) in number of our outstanding shares (including Class A ordinary shares and Class B ordinary shares) as of the record date will constitute a quorum at such Annual Meeting (without regard to the votes attaching to such shares). Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

Q: How many votes are required to approve the proposals?

A: Nomination of Directors: If a simple majority of the votes cast in respect of resolution 1a. (the election of Mr. Shenping Yin) vote “For”, then he will be elected as a director. If a simple majority of the votes cast in respect of resolution 1b. (the election of Mr. Guangqiang Chen) vote “For”, then he will be elected as a director. If a simple majority of the votes cast in respect of resolution 1c. (the election of Mrs. Jia Liu) vote “For”, then she will be elected as a director. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” the nominee for director unless a properly executed proxy card is marked “Withhold” as to the nominee for director.

Ratification of Appointment of Auditors: The ratification of the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2025 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Other business properly before the meeting in accordance with Article 47: Depending on the nature of such business properly brought before the meeting, it will require an ordinary resolution approved by a simple majority of the votes cast, or a special resolution approved by a two-thirds majority of the votes cast. The question of whether an ordinary resolution or special resolution is required is to be determined in accordance with the Company’s Fourth Articles of Association and applicable law.

Q: Is cumulative voting permitted for the election of directors?

A: No. You may not cumulate your votes for the election of directors.

Q: How do the shareholders vote?

A: The shareholders have two voting options. You may vote using one of the following methods:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card; or
(2)	By mail, by completing, signing and returning the enclosed proxy card.

 Q: How can I attend the meeting ?

A: The meeting is open to all holders of the Company’s Class A ordinary shares, and/or Class B ordinary shares, as of the record date. You may attend the meeting in person or dial in for your information if you vote by proxy. The dial-in number in the United States is 1-866-636-1530 , and the dial-in number in China is 400-810-5222. The password for the meeting is 9412790206. Shareholders living in other countries are welcome to attend the conference call by contacting our Company at info@recon.cn.

Q: May shareholders ask questions at the meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the meeting.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. The ratification of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2025 is considered a routine matter for which brokerage firms may vote without specific instructions. All of the other proposals presented at the Annual Meeting are considered non-routine matters. When a proposal is not a routine matter, your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote. You should follow the directions your broker or other nominee provides.

Q: What if I do not vote on the matters relating to the proposals?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote” and not count toward a quorum. However, if you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters.

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Annual Meeting. You may do this in one of four ways:

·	by sending a notice of revocation to the corporate secretary of the Company, dated as of a later date than the date of the proxy and received prior to the Annual Meeting;

·	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Annual Meeting;

·	by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

·	by attending the Annual Meeting and voting in person.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Annual Meeting.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Recon Technology Ltd., Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China, or call +(86) 010-84945799. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible so that your shares will be represented at the Annual Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and we may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

Q: What interest do officers and directors have in matters to be acted upon?

A: Members of the Board and executive officers of the Company do not have any interest in any other proposal that is not shared by all other shareholders of the Company, other than Proposal 1, the election to our Board of the nominees set forth herein.

PROPOSAL 1

ELECTION OF DIRECTORS

(ITEM 1 ON THE PROXY CARD)

Director Biographies

A brief biography of each director in each Class follows. You are asked to vote for three nominees listed below to serve as Class III members of the Board. The candidates for the Board have consented to serve if elected. The terms of the Class III members of the Board continue until the annual meeting of shareholders following the fiscal year ending June 30, 2027.

Nominees for election as Class III member of the Board to serve a three-year term, whose terms will continue until the annual meeting of shareholders following the fiscal year ending June 30, 2027:

Shenping Yin
Chief Executive Officer and Director
Age – 53

Director since 2007

In 2003, Mr. Yin founded Nanjing Recon, a Chinese company that provides services to automate and enhance the extraction of petroleum in the PRC, and has been the Chief Executive Officer since that time. Prior to founding Nanjing Recon, Mr. Yin served as a sales manager for Fujian Haitian Network Company from 1992 through 1994. Mr. Yin has founded and operated a number of companies: Xiamen Hengda Haitian Computer Network Co., Ltd. (1994), Baotou Hengda Haitian Computer Network Co., Ltd. (1997) and Beijing Jingke Haitian Electronic Technology Development Co., Ltd. (1999), and Jingsu Huasheng Information Technology Co., Ltd. (2000). Mr. Yin currently serves as Chairman of the Board of Directors of HiTek Global Inc. (NASDAQ: HKIT) since 2017. In 2000, Mr. Yin merged the former Nanjing Kingsley Software Engineering Co., Ltd. into Nanjing Recon. Mr. Yin received his bachelor’s degree in 1991 from Nanjing Agricultural University in information systems. Mr. Yin was chosen as a director, and serves as Chairman of the Board, because he is one of the founders of our company and we believe his knowledge of our company and years of experience in our industry give him the ability to guide our company as a director.

Guangqiang Chen
Chief Technology Officer and Chairman of the Board of Directors
Age – 59

Director since 2007

Mr. Chen has served as our Chief Technology Officer since 2003. Mr. Chen was a geological engineer for the Fourth Oil Extraction Plant of Huabei Oil Field from 1985 through 1993. From 1993 through 1999, Mr. Chen was a chief engineer for Xinda Company, CNPC Development Bureau. From 1999 through 2003, Mr. Chen served as the general manager of Beijing Adar. From 2011 to March 2013, Mr. Chen was a founder and majority shareholder of Qinghai Hua You Downhole Technology Co., Ltd. (“QHHY”). From March 2013 to December 2014, Mr. Chen remained a 40% shareholder of QHHY but was no longer involved QHHY’s day to day operations. Mr. Chen received his bachelor’s degree in 1985 from Southwest Petroleum Institute. Mr. Chen was chosen as a director because he is one of the founders of our company and we believe we can benefit from his years of engineering and management experience in the oil extraction industry.

Jia Liu

Chief Financial Officer and Director

Age – 40

Ms. Liu has served as our Chief Financial Officer since 2008 and as our director since 2022. Prior to that, Ms. Liu assisted various companies, with financial due diligence, field surveys and data analysis. Ms. Liu received her bachelor’s degree in 2006 from Beijing University of Chemical Technology, School of Economics and Management, and her master’s degree in industrial economics in 2009 from Beijing Wuzi University. Ms. Liu is a certified U.S. CPA. Ms. Liu is an independent director of Haoxi Health Technology Limited (Nasdaq: HAO).

Existing Class II members of the Board, whose terms continue until the annual meeting of shareholders following the fiscal year ending June 30, 2028:

Nelson N. S. Wong

Independent Director Nominee

Age – 60

Director since 2008

Mr. Wong joined our Board in 2008. In 1990 Mr. Wong joined the Vigers Group, a real estate company that provides services in valuation, corporate property services, investment advisory services, general practice surveying, building surveying, commercial, retail and industrial agency, and property and facilities management. Mr. Wong became the Vice Chairman and CEO of the Vigers Group in 1993. In 1995 Mr. Wong established the ACN Group, a business consulting firm, where he has worked continuously and continues to serve as the Chairman and Managing Partner. Mr. Wong received a bachelor’s degree in arts from the PLA Institute of International Relations in Nanjing in 1983. Mr. Wong was chosen as a director because we believe we can benefit from his leadership skills and management experience.

Jijun Hu

Independent Director Nominee

Age – 57

Director since 2008

Mr. Hu joined our Board in 2008. From 1988 to 2003, Mr. Hu served in a variety of positions at our No. 2 test-drill plant, including technician of installation, assets equipment work, electrical installation, control room production dispatcher, Deputy Chief Engineer of the Technology Battalion and Deputy Director of Production. From 2003 to 2005, Mr. Hu served as Head of the Integrated Battalion and he is currently the Head of the Transport Battalion, Senior Electric Engineer. Mr. Hu graduated as an automated professional from the China University of Petroleum in 1988. Mr. Hu was chosen as a director because we believe his years of experience and knowledge gained while working at our No. 2 test-drill plant will prove beneficial to the guidance of our company.

Existing Class I members of the Board, whose terms continue until the annual meeting of shareholders following the fiscal year ending June 30, 2025:

Hu Zhongchen
Director
Age – 71

Director since 2024

Mr. Hu joined our board of directors in October 2024. Mr. Hu retired from Baotou Steel (Group) Co., Ltd. after having been employed from 1979 to 2014. Mr. Hu received his bachelor’s degree in business management in 1979 from Inner Mongolia University of Technology. He possesses a China’s Senior Economist certificate. Mr. Hu was chosen to serve as a director because of his expertise and experience in economic management and deep understanding of China’s energy industry.

Yonggang Duan
Director
Age – 59

Director since 2020

Dr. Duan has served as our director since March 2020. Dr. Duan has been teaching and researching in the oil-gas field development engineering area for a long time. From November 2004, Dr. Duan has been a professor at Southwest Petroleum University in Sichuan, China. He is the director of the oil well technology center of petroleum engineering school of Southwest Petroleum University. In addition, Dr. Duan is also a researcher and Ph.D. supervisor. He has published over 60 articles on top academic journals and participated in writing six books. He was named an expert with outstanding contributions and an oil-gas safety expert in Sichuan Province, China. Dr. Duan received his bachelor’s degree in oil production in 1984, and his master degree in oil-gas field development engineering in 1988, both from Southwest Colleague. Dr. Duan received his Ph.D. degree in oil-gas field development engineering in 2009 from Southwest Petroleum University. Dr. Duan was chosen as a director because he is an expert in the oilfield area.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Leadership Structure of the Board

Mr. Shenping Yin currently holds the position of Chief Executive Officer. Mr. Guangqiang Chen currently holds the position of Chairman of our Board. Our Board believes that separating the roles of Chief Executive Officer and Chairman of the Board is in the best interests of the Company and its shareholders. Separating such roles allows our Chief Executive Officer to focus completely on operations and corporate strategy execution.

We do not have a lead independent director because of our Chief Executive Officer and Chairman are not held by the same person, and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board.

Risk Oversight

Our Board plays a significant role in our risk oversight. The Board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

There are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficial owner of more than 5% of the Company’s ordinary shares, or any associate of such persons is a party adverse to Company or has a material interest adverse to the Company.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THREE

NOMINEES TO THE BOARD.

BOARD AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

The three nominees listed in the proxy statement have agreed to serve as directors, if elected. If for some unforeseen reason any nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board.

How are directors compensated?

All directors hold office until the expiration of their respective terms and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board. Employee directors and non-voting observers do not receive any compensation for their services. We pay $8,000 to each independent director annually for their service as a director. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended.

Summary Director Compensation Table

	Fees earned
	or	Option	Restricted Shares
Name*	paid in cash	Awards	Awards	Total
Nelson N.S. Wong	$8,000	$—	—	$8,000
Hu Jijun	$8,000	$—	—	$8,000
Zhao Shudong**	$8,000	$—	—	$8,000
Duan Yonggang	$8,000	$—	—	$8,000
Hu Zhongchen	$—	$—	—	$—

*Compensation for our directors Yin Shenping, Chen Guangqiang and Liu Jia, who also serve as executive officers, is fully disclosed in the executive compensation table.

**Zhao Shudong resigned on October 9, 2024.

The following table summarizes, as of June 30, 2024, the outstanding options, unvested restricted share units and shares that we granted to our current directors and executive officers, reflecting the previous one-for-five Reverse Shares Split in 2019 and the recent one-for-eighteen 2024 Reverse Split.

	Class A Ordinary Shares
	underlying options
	awarded/Restricted	Exercise price
Name	Share Units/Shares*	(US$/share)*	Date of grant	Date of expiration
Yin Shenping	125,000	—	02/26/2024	02/25/2025
Liu Jia	356	148.50	1/31/2015	1/31/2025
	2,778	—	02/28/2022	02/27/2025
	57,527	—	02/26/2024	02/25/2025
Chen Guangqiang	125,000	—	02/26/2024	02/25/2025
Nelson N.S. Wong	278	148.50	1/31/2015	1/31/2025
	1,666	—	02/28/2022	02/27/2025
	10,000	—	02/26/2024	02/27/2025
Hu Jijun	278	148.50	1/31/2015	1/31/2025
	1,666	—	02/28/2022	02/27/2025
	10,000	—	02/26/2024	02/25/2025
Zhao Shudong**	200	148.50	1/31/2015	1/31/2025
	1,666	—	02/28/2022	02/27/2025
	10,000	—	02/26/2024	02/25/2025
Duan Yonggang	1,666	—	02/28/2022	02/27/2025
	10,000	—	02/26/2024	02/25/2025
Total	358,081

*Retrospectively restated for the 1-for-18 reverse shares split on May 1, 2024.

**Zhao Shudong resigned on October 9, 2024.

How does the Board determine which directors are independent?

The Board reviews the independence of each director yearly. During this review, the Board considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board?

Two of the primary purposes of the Nominating Committee of the Board are (i) to develop and implement policies and procedures that are intended to ensure that the Board will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board and to recommend to the Board the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at www.recon.cn under Investor Relations and in print upon request. The Nominating Committee of the Company’s Board was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board from a number of sources. Current members of the Board are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting.

The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board and the personality or “fit” of such candidate with existing members of the Board and management. The Nominating Committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees, however, the Nominating Committee does consider diversity of opinion and experience when nominating directors.

What are the Nominating Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nominating Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the secretary of the Company at Recon Technology, Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China:

·	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

·	the written consent of the candidate to serve as a director of the Company, if elected;

·	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

·	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nominating Committee, the secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s Board?

All members of the Board must possess the following minimum qualifications as determined by the Nominating Committee:

·	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

·	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

·	A director must have a record of professional accomplishment in his or her chosen field; and

·	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board?

Shareholders and others who are interested in communicating directly with members of the Board, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors

c/o Secretary

Recon Technology, Ltd.

Room 601, No. 1 Shui’an South Street

Chaoyang District, Beijing 100012

People’s Republic of China

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at www.recon.cn and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in fiscal year 2024?

The Board met a total of five (5) times during fiscal year 2024. The Compensation Committee, the Audit Committee and the Nominating Committee each met five (5) times during fiscal 2024. The Board invites, but does not require, directors to attend the Annual Meeting of shareholders.

What are the committees of the Board?

During fiscal year 2024, the Board had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of March 26, 2025, their principal functions and the number of meetings held during the fiscal year ended June 30, 2024, are shown below.

Compensation Committee

The members of the Compensation Committee were:

Jijun Hu, Chairman

Nelson N.S. Wong

Shudong Zhao

The Compensation Committee held five (5) meetings during the fiscal year ended June 30, 2024. The Compensation Committee’s charter is available on the Company’s website at www.recon.cn under Investor Relations and in print upon request. The Compensation Committee’s principal responsibilities include:

·	Making recommendations to the Board concerning executive management organization matters generally;

·	In the area of compensation and benefits, making recommendations to the Board concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board concerning policies and procedures relating to executive officers;

·	Making recommendations to the Board regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

·	Making recommendations to the Board concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

·	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee were:

Nelson N.S. Wong, Chairman

Shudong Zhao

Jijun Hu

The Audit Committee held five (5) meetings during the fiscal year ended June 30, 2024. The primary responsibility of the Audit Committee is to assist the Board in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Mr. Wong qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

·	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company;

·	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

·	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Audit Committee elicits recommendations for the improvement of internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes developing and maintaining the adequacy of such internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper;

·	Review the internal accounting functions of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

·	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

·	Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

·	Review accounting and financial human resources and succession planning within the Company;

·	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board; and

·	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Nominating Committee

The members of the Nominating Committee were:

Shudong Zhao, Chairman

Nelson N.S. Wong

Jijun Hu

The Nominating Committee had five (5) meetings during the fiscal year ended June 30, 2024. All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating Committee undertakes to:

·	Identify individuals qualified to become members of the Board and to make recommendations to the Board with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

·	Determine and make recommendations to the Board with respect to the criteria to be used for selecting new members of the Board;

·	Oversee the process of evaluation of the performance of the Company’s Board and committees;

·	Make recommendations to the Board concerning the membership of committees of the Board and the chairpersons of the respective committees;

·	Make recommendations to the Board with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

·	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of the Company or to the committee or to an individual director, c/o Secretary, Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China. All communications will be compiled by the secretary of the Company and submitted to the Board or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF DIRECTORS AND EXECUTIVE OFFICERS

For information as to the business history of our Chief Executive Officer, Mr. Yin, and our Chief Technology Officer, Mr. Chen, and other directors, see the section “Proposal One: Election of Directors” elsewhere in this proxy statement.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S

NAMED EXECUTIVE OFFICERS

We have employment agreements with each of our Chief Executive Officer, Chief Technology Officer and Chief Financial Officer. With the exception of the employment agreement with our Chief Financial Officer, each of these employment agreements provides for an indefinite term. Such employment agreements may be terminated (1) if the employee gives written notice of his or her intention to resign, (2) the employee is absent from three consecutive meetings of the Board, without special leave of absence from the other members of the Board, and the Board passes a resolution that such employee has vacated his office, or (3) the death, bankruptcy or mental incapacity of the employee. The employment agreement for our Chief Financial Officer provides for a one-year term, which expired on March 12, 2017, and the parties have continued to operate under the terms of this agreement since its expiration. Such employment agreement may be terminated if Ms. Liu gives thirty days’ written notice of her intention to resign, or if the Board determines she can no longer perform her duties as Chief Financial Officer and provides her with thirty days’ written notice of termination.

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

EXECUTIVE COMPENSATION

The following table shows the annual compensation paid by us to Yin Shenping, our Chief Executive Officer, Liu Jia, our Chief Financial Officer, and Chen Guangqiang, our Chief Technology Officer, for the years ended June 30, 2024, 2023 and 2022. No other employee or officer received more than $100,000 in total compensation in 2024, 2023 and 2022.

Summary Executive Compensation Table

				Option	Restricted Shares
Name and principal position	Year	Salary	Bonus	Awards	Awards	Total
Yin Shenping,
Principal Executive Officer	2024	$600,000	$180,000	$—	$1,186,674	$1,966,674
	2023	$620,000	$150,000	$—	$1,515,000	$2,285,000
	2022	$360,000	$100,000	$—	$2,934,500	$3,394,500
Liu Jia
Principal Financial Officer	2024	$180,000	$60,000	$—	$263,078	$503,078
	2023	$162,000	$60,000	$—	$372,600	$594,600
	2022	$112,000	$50,000	$—	$156,000	$318,000
Chen Guangqiang,
Chief Technology Officer	2024	$600,000	$180,000	$—	$1,186,674	$1,966,674
	2023	$620,000	$150,000	$—	$1,515,000	$2,285,000
	2022	$395,833	$100,000	$—	$2,934,000	$3,430,333

The following table summarizes, as of June 30, 2024, the outstanding options, unvested restricted share units and shares that we granted to our current directors and executive officers, reflecting the previous one-for-five Reverse Shares Split in 2019 and the recent one-for-eighteen 2024 Reverse Split.

	Class A Ordinary Shares
	underlying options
	awarded/Restricted	Exercise price
Name	Share Units/Shares*	(US$/share)*	Date of grant	Date of expiration
Yin Shenping	125,000	—	02/26/2024	02/25/2025
Liu Jia	356	148.50	1/31/2015	1/31/2025
	2,778	—	02/28/2022	02/27/2025
	57,527	—	02/26/2024	02/25/2025
Chen Guangqiang	125,000	—	02/26/2024	02/25/2025
Nelson N.S. Wong	278	148.50	1/31/2015	1/31/2025
	1,666	—	02/28/2022	02/27/2025
	10,000	—	02/26/2024	02/27/2025
Hu Jijun	278	148.50	1/31/2015	1/31/2025
	1,666	—	02/28/2022	02/27/2025
	10,000	—	02/26/2024	02/25/2025
Zhao Shudong**	200	148.50	1/31/2015	1/31/2025
	1,666	—	02/28/2022	02/27/2025
	10,000	—	02/26/2024	02/25/2025
Duan Yonggang	1,666	—	02/28/2022	02/27/2025
	10,000	—	02/26/2024	02/25/2025
Total	358,081

*Retrospectively restated for the 1-for-18 reverse shares split on May 1, 2024.

**Zhao Shudong resigned on October 9, 2024.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

AND RELATED SHAREHOLDER MATTERS

The following table sets forth information with respect to beneficial ownership of our Class A and Class B Ordinary Shares as of the date of this report, for each person known by us to beneficially own 5% or more of our Class A Ordinary Shares, and all of our executive officers and directors individually and as a group. It reflects the one-for-eighteen reverse shares split we effected on May 1, 2024 and the two classes of shares approved by our shareholders on April 5, 2021: Class A Ordinary Shares, with one vote per share, and Class B Ordinary Shares, with fifteen votes per share. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A and Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership is based on shares, which consists of 7,987,959 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares outstanding as of August 31, 2024 and 80,000 (4,456 shares post 2024 Reverse Split) shares subject to options that are exercisable within 60 days after October 23, 2023. Percentage of beneficial ownership is based on shares, which consists of 7,987,959 Class A Ordinary Shares and 7,100,000 Class B Ordinary Shares outstanding as of June 30, 2024 and 80,000 (4,456 shares post 2024 Reverse Split) shares subject to options.

	Shares Beneficially Owned (1)
	Class A Ordinary Shares		Class B Ordinary Shares		% of Total Voting
Name of Beneficial Owner	Number	%(2)	Number	%(2)	Power(3)
Directors and Executive Officers:
Yin Shenping(4)	164,041	2.05%	10,000,000	50%	48.76%
Chen Guangqiang(5)	160,297	2.01%	10,000,000	50%	48.75%
Hu Jijun(6)	16,166	*			*
Wong Nelson(7)	15,278	*			*
Zhao Shudong(8)	16,421	*			*
Hu Zhongchen	—	—			—
Liu Jia(9)	126,485	1.58%			*
Duan Yonggang(10)	15,000	*			*
Directors and Executive Officers as a Group (eight members)	513,688	6.43%	20,000,000	100%	97.75%
5% or Greater Shareholders

*Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares. All shares represent Class A and Class B Ordinary Shares.

(2)	The percentage of shares beneficially owned is based on 7,987,959 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares outstanding as of October 30, 2024.

(3)	Class A Ordinary Shares have one vote per share. Class B Ordinary Shares have fifteen votes per share.

(4)	Mr. Yin holds 164,041 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares. Due to his ownership of 50% of the outstanding Class B Ordinary Shares (which have 15 votes per share rather than one vote like Class A Ordinary Shares), Mr. Yin has substantial control over Recon. The address is: Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(5)	Mr. Chen holds 160,297 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares. Due to his ownership of 50% of the outstanding Class B Ordinary Shares (which have 15 votes per share rather than one vote like Class A Ordinary Shares), Mr. Chen has substantial control over Recon. The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(6)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(7)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(8)	Zhao Shudong resigned on October 9, 2024.

(9)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

(10)	The address is Recon Technology Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

Transactions with Related Persons

Other payables consisted of the following:

	June 30,	June 30,	June 30,
	2023	2024	2024
Related Parties	RMB	RMB	US Dollars
Expenses paid by the major shareholders	¥1,796,309	¥1,453,910	$200,064
Due to family members of the owners of BHD and FGS	545,159	845,159	116,298
Due to management staff for costs incurred on behalf of the Company	250,927	—	—
Total	¥2,592,395	¥2,299,069	$316,362

The Company also had short-term borrowings from related parties. Below is a summary of the Company’s short-term borrowings due to related parties as of June 30, 2023 and 2024, respectively.

The Company also had long-term borrowings from a related party. Below is a summary of the Company’s long-term borrowings due to a related party as of June 30, 2023 and 2024, respectively.

	June 30,	June 30,	June 30,
	2023	2024	2024
Short-term borrowings due to related parties:	RMB	RMB	US Dollars
Short-term borrowing from a Founder, 3.65% annual interest, due on December 26, 2023	¥10,004,055	¥—	$—
Short-term borrowing from a Founder, 3.40% annual interest, due on June 4, 2024*	4,993,950	—	—
Short-term borrowing from a Founder, 3.40% annual interest, due on June 16, 2024*	5,020,217	—	—
Short-term borrowing from a Founder, 3.45% annual interest, due on December 28, 2024	—	10,002,875	1,376,441
Total short-term borrowings due to related parties	¥20,018,222	¥10,002,875	$1,376,441

	June 30,	June 30,	June 30,
	2023	2024	2024
Long-term borrowings due to related party:	RMB	RMB	US Dollars
Long-term borrowing from a Founder, monthly payments of ¥31,250 inclusive of interest at 3.75%, three years loan, due in April 29, 2027.	¥—	¥10,000,000	$1,376,046
Less: current portion	—	—	—
Total long-term borrowings due to related party	¥—	¥10,000,000	$1,376,046

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥96,875 ($13,330) with annual rental expense at ¥1.2 million ($0.16 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	US Dollars
Nanjing Recon	Yin Shenping	April 1, 2024 - March 31, 2026	¥40,000	$5,504
BHD	Chen Guangqiang	Jan 1, 2024- Dec 31, 2025	33,250	4,575
BHD	Chen Guangqiang	Jan 1, 2024- Dec 31, 2025	23,625	3,251

Expenses paid by the owner on behalf of Recon – Shareholders and founders of the VIEs paid certain operating expenses for the Company. As of June 30, 2023 and 2024, ¥2,592,395 and ¥2,299,069 ($316,362) was due to them, respectively.

Guarantee/collateral related parties – The Company’s founders provide guarantee and collateral for the Company’s short-term bank loans. (see Note 13)

Other than as described herein, no transactions required to be disclosed under Item 404 of Regulation S-K have occurred since the beginning of the Company’s last fiscal year.

Director Independence

The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Mr. Wong, Mr. Hu, Mr. Zhao and Dr. Duan are our independent directors.

PROPOSAL 2:

TO RATIFY THE APPOINTMENT OF ENROME LLP AS THE COMPANY’S INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2025

(ITEM 2 ON THE PROXY CARD)

AUDIT COMMITTEE REPORT AND FEES PAID TO

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board during fiscal year 2024?

The members of the Audit Committee as of June 30, 2024 were Nelson N. S. Wong, Shudong Zhao and Jijun Hu. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board has determined that Mr. Wong, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at www.recon.cn under Investor Relations.

How does the Audit Committee conduct its meetings?

During fiscal year 2024, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s quarterly and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2024?

The Audit Committee has:

·	reviewed and discussed the audited financial statements with the Company’s management; and

·	discussed with Enrome LLP, the Company’s independent registered public accounting firms for the fiscal year 2024, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

Enrome LLP and Marcum Asia CPAs, LLP have supplied the Audit Committee with written disclosures and the letter required by Independence Standards Board Standard No.1, Independence Discussions with Audit Committees, and the Audit Committee has discussed Enrome LLP’s and Marcum Asia CPAs, LLP’s independence with Enrome LLP and Marcum Asia CPAs, LLP, respectively. The Audit Committee has concluded that Enrome LLP and previously, Marcum Asia CPAs, LLP are independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal year 2024?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal year 2024.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal year 2024?

The Audit Committee has reviewed and discussed the fees paid to Enrome LLP and Marcum Asia CPAs LLP during fiscal year 2024 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with Enrome LLP’s and Marcum Asia CPAs LLP’s independence.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee as of June 30, 2024:

Nelson N.S. Wong, Chairman

Shudong Zhao

Jijun Hu

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal year ended June 30, 2023, Friedman LLP’s audit fees were $25,000, and Marcum Asia CPAs LLP’s audit fees were $339,150. During fiscal year ended June 30, 2024, Enrome LLP’s audit fees were $191,500.

Audit-Related Fees

The Company has not incurred any audit-related fees from Friedman LLP, Marcum Asia CPAs LLP and Enrome LLP for audit-related services in fiscal years 2024 and 2023.

Tax Fees

The Company has not incurred any tax fees from Friedman LLP, Marcum Asia CPAs LLP and Enrome LLP for tax services in fiscal years 2024 and 2023.

All Other Fees

The Company has not incurred any other fees from Friedman LLP, Marcum Asia CPAs LLP and Enrome LLP other fees in fiscal years 2024 and 2023.

Audit Committee Pre-Approval Policies

Before Enrome LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Enrome LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2024 that were attributed to work performed by persons other than Enrome LLP’s full-time permanent employees was less than 5%.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF ENROME LLP

AS THE COMPANY’S FISCAL YEAR 2025 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board who served on the Compensation Committee during the fiscal year ended June 30, 2024 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Compliance with Section 16(a) Beneficial Ownership Reporting Requirements

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Securities and Exchange Commission reports of ownership and changes in beneficial ownership of the Company’s ordinary shares. Directors, executive officers and greater than ten percent shareholders are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of these reports furnished to the Company or written representations that no other reports were required, we believe that all reports were timely made.

Availability of Form 20-F to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to shareholders who receive this proxy statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended June 30, 2024 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Recon Technology, Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China, by calling +86 (10)-8494 5799 or via the Internet at www.recon.cn.

Shareholder Proposals

To be considered for inclusion in next year’s proxy statement or considered at next year’s annual meeting but not included in the proxy statement, shareholder proposals must be submitted in writing to: Secretary, Recon Technology, Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China. We are not obligated to include shareholder proposals in our annual proxy statements as a foreign private issuer, but we will consider proposals submitted in writing in this way.

Shareholders Sharing an Address

We may send a single set of shareholder documents to any household at which two or more shareholders reside. This process is called “householding.” This reduces the volume of duplicate information received at your household and helps us to reduce costs. Your materials may be householded based on your prior express or implied consent. If your materials have been householded and you wish to receive separate copies of these documents, or if you are receiving duplicate copies of these documents and wish to have the information householded, you may write or call the following address or phone number: Secretary, Recon Technology, Ltd., Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China; +86 (10) 8494 5799.

Other Matters to Come Before the Meeting

The Board is not aware of any other business to be acted upon at the Annual Meeting. Pursuant to the Company’s bylaws, only the business described in the notice of the Annual Meeting of the shareholders will be conducted at such meeting.

Documents Incorporated By Reference

The SEC allows us to “incorporate by reference” information into this proxy statement. This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement, except for any information that is superseded by information that is included directly in this proxy statement or in any other subsequently filed document that also is incorporated by reference herein.

This proxy statement incorporates by reference our Annual Report on Form 20-F the fiscal year ended June 30, 2024 filed with the SEC on October 30, 2024.